UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2008.
Comission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

CONSOLIDATED FINANCIAL RESULTS
FOR THE QUARTER ENDED DECEMBER 31, 2007
March 10, 2008. Medellín, Colombia — Today, BANCOLOMBIA S.A. (“BANCOLOMBIA” or the “Bank”) (NYSE: CIB) announced its financial results for the fourth quarter of fiscal year 2007, ended December 31, 2007.1

CONSOLIDATED BALANCE SHEET	Quarter			Growth
AND INCOME STATEMENT	Pro forma
(Ps millions)	4Q 06	3Q 07	4Q 07	4Q 07 / 3Q 07	4Q 07 / 4Q 06

ASSETS
Loans and financial leases, net	29,207,818	34,188,333	36,245,473	6.02%	24.10%
Investment securities, net	7,157,767	5,331,636	5,774,251	8.30%	-19.33%
Other assets	6,896,391	9,163,991	10,131,925	10.56%	46.92%

Total assets	43,261,976	48,683,960	52,151,649	7.12%	20.55%

LIABILITIES AND SHAREHOLDERS’ EQUITY
Deposits	28,526,183	30,641,803	34,374,150	12.18%	20.50%
Non-interest bearing	5,259,098	4,647,520	5,804,724	24.90%	10.37%
Interest bearing	23,267,085	25,994,283	28,569,426	9.91%	22.79%
Other liabilities	10,421,112	13,274,738	12,578,229	-5.25%	20.70%
Total liabilities	38,947,295	43,916,541	46,952,379	6.91%	20.55%
Shareholders’ equity	4,314,681	4,767,419	5,199,270	9.06%	20.50%

Total liabilities and shareholders’ equity	43,261,976	48,683,960	52,151,649	7.12%	20.55%

Interest income	1,052,012	1,242,684	1,375,701	10.70%	30.77%
Interest expense	403,065	526,607	588,349	11.72%	45.97%
Net interest income	648,947	716,077	787,352	9.95%	21.33%
Net provisions	(20,724)	(192,709)	(210,719)	9.35%	916.79%
Fees and income from service, net	290,987	283,549	348,778	23.00%	19.86%
Other operating income	74,090	95,682	132,207	38.17%	78.44%
Operating expense	(640,894)	(550,826)	(601,721)	9.24%	-6.11%
Non-operating income, net	(4,147)	13,967	3,821	-72.64%	192.14%
Income tax expense	(49,432)	(49,007)	(137,222)	180.00%	177.60%

Net income	298,827	316,733	322,496	1.82%	7.92%

1 This report corresponds to the consolidated financial statements of BANCOLOMBIA and its affiliates of which it owns, directly or indirectly more than 50% of the voting capital stock. These financial statements have been prepared in accordance with generally accepted accounting principles in Colombia and the regulations of Superintendency of Finance in Colombia, collectively COL GAAP. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” There have been no changes to the Bank’s principal accounting policies in the 4Q2007. The statements of income for the 4Q2007 are not necessarily indicative of the results for any other future interim period. For more information, please refer to the Company’s filings with the Securities and Exchange Commission, which are available on the Commission’s website at www.sec.gov.
CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS
This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments.
The unaudited pro forma combined condensed financial statements are provided for illustrative purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of BANCOLOMBIA would have been, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position. The unaudited pro forma combined condensed financial statements do not include the realization of cost savings from operating efficiencies, revenue synergies or other restructuring costs currently expected to result from the acquisition of Banagrícola S.A. (“BANAGRICOLA”). No assurance can be given that any such savings or other expected benefits of the acquisition will in fact take place, whether at the level of management’s current expectations or at all.
Any reference to BANCOLOMBIA must be understood as referring to the Bank together with its affiliates, unless otherwise specified.
Representative Market Rate: December 31, 2007 Ps. 2,014.76 = US$ 1
Average Representative Market Rate December 2007 Ps. 2,078.35 = US$ 1

1. HIGHLIGHTS:
•
For the fourth quarter of 2007 net income amounted to Ps. 322.5 billion. Net income for the year ended December 31, 2007 totaled Ps. 1,086.9 billion, increasing 31.0% as compared to the pro forma[2] Ps. 829.5 billion for the year ended December 31, 2006.

•
As of December 31, 2007, BANCOLOMBIA net loans totaled Ps. 36,245 billion, increasing 6.0% as compared to the Ps. 34,188 billion in the previous quarter. On a year-to-year basis, this represents an increase of 24.1% as compared to the pro forma Ps. 29,208 billion as of December 31, 2006.

•	Return on average equity (ROAE) was 24.41% for the year 2007.
•	For the year ended December 31, 2007, net interest income amounted to Ps. 2,808.3 billion, increasing 32.9% as compared to the pro forma figures for the year ended December 31, 2006.
•
Net fees and income from services for the quarter ended December 31, 2007, totaled Ps. 348.8 billion, which represents an increase of 19.9% as compared to the pro forma figures for the last quarter of 2006.

•
Total operating expenses for the year ended December 31, 2007 amounted to Ps. 2,201.3 billion, increasing 6.1% as compared to the 2,074.6 billion pro forma figures for the year ended December 31, 2006. Efficiency, measured as the ratio between operating expenses and net operating income, reached 53.0% for the year ended December 31, 2007.

•	Provisions for loan and accrued interest losses for the year ended December 31, 2007 amounted to Ps. 708 billion increasing 117.9% when compared to the same period of 2006.
•	BANCOLOMBIA’s ratio of past due loans to total loans as of December 31, 2007 was 2.9%, and the ratio of allowances to past due loans was 134.9%.

KEY FINANCIAL HIGHLIGHTS	Quarter			As of
	Pro forma			Pro forma
	4Q 06	3Q 07	4Q 07	Dec-06	Dec-07

Net Income (Ps millions)	298,827	316,733	322,496	829,488	1,086,923
Basic and Diluted net income per ADS	0.678	0.795	0.813	1.881	2.739
Return on average total assets (1)	2.80%	2.70%	2.57%	1.92%	2.30%
Return on average shareholders’ equity (2)	29.26%	28.81%	25.99%	19.22%	24.41%
P/BV ADS (3)	3.18	2.90	2.61
P/BV Local (4) (5)	3.17	2.71	2.56
P/E (6)	11.47	10.45	10.39
ADR price	31.13	34.65	34.20
Weighted average of Preferred and Common Shares outstanding	787,827,003	787,827,003	787,827,003

(1)	Defined as annualized quarterly net income divided by monthly average assets.

(2)	Defined as annualized quarterly net income divided by monthly average equity.

(3)	Defined as ADS price divided by ADS book value.

(4)	Defined as share price divided by share book value.

(5)	Share prices on the Colombian Stock Exchange.

(6)	Defined as market capitalization divided by annualized quarter results.

2 This report contains pro forma figures for the fourth quarter of 2006 as if the acquisition of Banagricola had taken place on June 30, 2006. All references to numbers for periods prior to third quarter of 2007 were derived from such pro forma consolidated financial statements and are used herein for the purpose of comparison. Some assumptions were needed in order to complete the pro forma figures, the purchase transaction was simulated applying the same multiples, used on the acquisition, to the numbers that BANAGRICOLA had at that time and an issuance of subordinated bonds and preferred shares were simulated keeping a similar participation on the bank’s funding as they did in June 30 2007.

2. CONSOLIDATED BALANCE SHEET

2.1.	Assets
BANCOLOMBIA’s total assets amounted to Ps. 52,152 billion as of December 31, 2007, an increase of 7.1% as compared to Ps. 48,684 billion as of September 30, 2007 and of 20.5% as compared to the pro forma Ps. 43,262 billion as of December 31, 2006.

2.1.1.	Loan Portfolio
Net loans and financial leases represented 69.5% of assets as of December 31, 2007, amounting to Ps. 36,245 billion, a 6.0% increase as compared to the previous quarter and 24.1% as compared to the pro forma figures for the fourth quarter of 2006.

LOAN PORTFOLIO	As of			Growth
(Ps millions)	31-Dec-06	30-Sep-07	31-Dec-07	Dec-07/Sep-07	Dec-07/Dec-06
	Pro forma

CORPORATE
Working capital loans	14,163,885	15,719,266	16,099,499	2.42%	13.67%
Loans funded by domestic development banks	419,841	852,098	882,715	3.59%	110.25%
Trade Financing	1,045,662	1,002,428	1,159,546	15.67%	10.89%
Overdrafts	83,028	140,692	59,146	-57.96%	-28.76%
Credit Cards	55,260	156,576	43,159	-72.44%	-21.90%

TOTAL CORPORATE	15,767,676	17,871,060	18,244,065	2.09%	15.71%

RETAIL AND SMEs
Working capital loans	2,348,732	2,874,562	3,729,344	29.74%	58.78%
Personal loans	3,560,140	3,554,436	3,778,558	6.31%	6.14%
Loans funded by domestic development banks	386,537	553,915	719,211	29.84%	86.07%
Credit Cards	951,954	1,701,169	2,020,611	18.78%	112.26%
Overdrafts	140,945	234,653	218,006	-7.09%	54.67%
Automobile loans	971,078	1,214,440	1,312,396	8.07%	35.15%
Trade Financing	75,537	90,820	97,978	7.88%	29.71%

TOTAL RETAIL AND SMEs	8,434,923	10,223,995	11,876,104	16.16%	40.80%

MORTGAGE	2,449,679	3,017,151	2,883,628	-4.43%	17.71%

FINANCIAL LEASES	3,554,616	4,332,769	4,698,827	8.45%	32.19%

Total loans and financial leases	30,206,894	35,444,975	37,702,624	6.37%	24.81%
Allowance for loan losses and financial leases	(999,076)	(1,256,642)	(1,457,151)	15.96%	45.85%

Total loans and financial leases, net	29,207,818	34,188,333	36,245,473	6.02%	24.10%

Corporate loans amounted to Ps. 18,244 billion as of December 31, 2007, increasing 2.1% as compared to the previous quarter. This represents an increase of 15.7% as compared to pro forma Ps. 15,768 billion at December 31, 2006. Corporate loans represent 48.4% of BANCOLOMBIA’s loan portfolio.
Retail and small and medium-sized enterprise (“SME”) loans amounted to Ps. 11,876 billion as of December 31, 2007. They increased 16.2% as compared to the previous quarter and 40.8% over the year, driven by the increase on Colombian household demand and its direct effect on credit appetite. Retail and SME’s loans represent 31.5% of the loan portfolio.
Financial leases amounted to Ps. 4,699 billion, increasing 8.4% as compared to the previous quarter and 32.2% over the year. Financial leases represent 12.5% of the loan portfolio.

Mortgage loans amounted Ps. 2,884 billion, representing 7.6% of the loan portfolio. In 2007 BANCOLOMBIA securitized approximately Ps. 729 billion of its mortgage loans, of which Ps. 439 billion were securitized on the fourth quarter. After taking into account the securitizations presented on the quarter and the year, mortgage loans origination increased 5.4% as compared to the previous quarter and 25.3% over the year.

2.1.2.	Investment Portfolio
As of December 31, 2007, BANCOLOMBIA’S net investment securities amounted to Ps. 5,774 billion, representing an increase of 8.3% when compared to September 30, 2007, and a decrease of 19.3% when compared to the pro forma figures as of December 31, 2006.
As of December 31, 2007, investments in debt securities represented 96.9% of BANCOLOMBIA’s net investment securities, which amounted to Ps. 5,596 billion (10.7% of total assets) at the end of the fourth quarter. This represents an increase of 8.2% when compared to September 30, 2007, when such investments amounted to Ps. 5,174 billion (10.6% of total assets), and a decrease of 20.1% as compared to the pro forma figures as of December 31, 2006, when such investments amounted to Ps. 7,004 billion (16.2% of total assets). The quarter over quarter change was mainly due to the increase of 29.3% in Colombian mortgage backed securities “TIPS” as a result of the repurchase of a portion of the mortgages securitized by the Bank on the same period. On a year over year basis, debt investments decreased as a continuation of the asset reallocation that began during 2006 driven by the loan growth dynamic and the decreasing bond prices environment.
TIPS is the name given to the mortgage backed securities in Colombia, securities issued by Titularizadora Colombiana S.A., entity that buys and secures mortgage loans in Colombia. These securities have a tax benefit in Colombia as their income is tax free, benefit that has contributed to the development of a market for this kind of instruments. It is important to highlight that a vast majority of the TIPS BANCOLOMBIA buys are backed by mortgages originated by the Bank according to its credit policies and standards.
Debt securities portfolio breakdown

	Government	Government		Corporate
Debt Securities	(Colombia)	(Others)	MBS (TIPS)	(Others)	Total
Trading	20%	0%	2%	12%	34%
Available for sale	13%	4%	12%	6%	35%
Held to Maturity	10%	11%	7%	4%	31%

Total	42%	15%	21%	22%	100%

2.1.3.	Asset Quality
As of December 31, 2007, the Bank’s past due loans accounted for 2.9% of total loans, increasing from the 2.8% posted as of September 30, 2007. The increase is due to higher interest rates in Colombia, BANCOLOMBIA’s largest market, and the higher participation retail and SME’s segment has reached on the Bank’s loan book. Nonetheless, the level of the coverage measured by the ratio of allowances to past due loans at the end of the quarter increased reaching 134.9%, which is above the average of this measure for the last 3 years.

The percentage of loans classified as C, D and E increased in the fourth quarter of 2007, representing 3.1% of total loans compared to 2.6% the previous quarter, while the ratio of allowances to loans classified as C, D and E at the end of the fourth quarter of 2007 was 127.4%.

LOANS AND FINANCIAL LEASES CLASSIFICATION	As of 31-Dec-06		As of 30-Sep-07		As of 31-Dec-07
(Ps millions)	Pro forma
¨A¨ Normal	28,598,500	94.7%	33,732,877	95.1%	35,397,502	93.9%
¨B¨ Subnormal	842,347	2.8%	776,157	2.2%	1,135,023	3.0%
¨C¨ Deficient	269,922	0.9%	248,459	0.7%	300,085	0.8%
¨D¨ Doubtful recovery	281,398	0.9%	456,216	1.3%	604,034	1.6%
¨E¨ Unrecoverable	214,727	0.7%	231,266	0.7%	265,980	0.7%

Total	30,206,894	100%	35,444,975	100%	37,702,624	100%

Loans and financial leases classified as C, D and E as a percentage of total loans and financial leases	2.5%		2.6%		3.1%

ASSET QUALITY	As of			Growth
( Ps millions)	Pro forma
	31-Dec-06	30-Sep-07	31-Dec-07	4Q 07 / 3Q 07	4Q 07 / 4Q 06

Total performing past due loans (1)	425,633	435,868	438,566	0.62%	3.04%
Total non-performing past due loans	334,489	544,985	666,367	22.27%	99.22%
Total past due loans	760,122	980,853	1,104,933	12.65%	45.36%
Allowance for loans and accrued interest losses	1,013,416	1,286,330	1,490,454	15.87%	47.07%
Past due loans to total loans	2.52%	2.77%	2.93%
Non-performing loans as a percentage of total loans	1.11%	1.54%	1.77%
“C”, “D” and “E” loans as a percentage of total loans	2.54%	2.64%	3.10%
Allowances to past due loans (2)	133.32%	131.14%	134.89%
Allowance for loan and accrued interest losses as a percentage of “C”, “D” and “E” loans (2)	132.29%	137.44%	127.38%
Allowance for loan and accrued interest losses as a percentage of non-performing loans (2)	302.97%	236.03%	223.67%
Allowance for loan and accrued interest losses as a percentage of total loans	3.35%	3.63%	3.95%
Percentage of performing loans to total loans	98.89%	98.46%	98.23%

(1)
Performing past due loans are loans upon which the Bank continues to recognize income although interests have not been received for those periods. Once interest is unpaid on accrual loans, the loan is classified as non-performing. To check the periods where a loan is past due or non- performing please read the foot note on page 136 of the Bank’s 2006 20-F. Under Colombian Banking regulations, a loan is past due when it is at least 31 days past the actual due date.

(2)	Allowance means allowances for loan and accrued interest losses.

2.2.	Liabilities
Total deposits increased 12.2% as compared to the third quarter of 2007 and 20.5% over the year ended December 31, 2007, amounting to Ps. 34,374 billion as of December 31, 2007. Non-interest bearing deposits increased 24.9% over the third quarter of 2007 as part of the seasonal effect caused by the higher activity close to the end of the year. Interest bearing deposits increased 9.9% over the third quarter of 2007 and 22.8% as compared to the pro forma figures for the same period in 2006.
The composition of deposits changed throughout the year, specifically, time deposits increased representing 41.6% of the total, compared to 35.2% a year before. Saving deposits represented 36.9% of the deposits compared to a participation of 41.1% in 2006. These changes are explained to a large extent by the marginal reserve requirements imposed by the Colombian authorities in the first half of 2007, imposing higher reserves required for checking accounts and savings accounts than for time deposits, changing the preference among banks in marketing this kind of deposit.

	Dec-06	Participation	Sep-07	Participation	Dec-07	Participation
Checking accounts	6,289,241	22.0%	5,472,186	17.9%	6,868,275	20.0%
Time deposits	10,029,281	35.2%	12,952,902	42.3%	14,304,727	41.6%
Savings deposits	11,723,261	41.1%	11,737,909	38.3%	12,697,288	36.9%
Other	484,400	1.7%	478,806	1.6%	503,860	1.5%

Total Deposits	28,526,183	100%	30,641,803	100%	34,374,150	100%

2.3.	Shareholders’ Equity
BANCOLOMBIA’s shareholders’ equity amounted to Ps. 5,199 billion at the end of the fourth quarter of 2007, which represents an increase of 9.0% as compared to the third quarter of 2006 and 20.5% as compared to the pro forma figures for the fourth quarter of 2006. The increase is explained by the financial result of the Bank and the stock issuance occurred in July 2007 (Ps. 927.6 billion).
At the end of the fourth quarter of 2007, the Bank’s consolidated ratio of technical capital to risk-weighted assets was 12.67%, a slight decrease as compared to the 13.28% from the previous quarter. The decrease is explained by the asset growth occurring in the fourth quarter of 2007.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (Ps millions)	Pro forma
	Dec-06	Sep-07	Dec-07
Basic capital (Tier I)	3,780,135	4,526,042	4,729,101
Additional capital (Tier II)	491,452	1,124,654	1,179,216
Technical capital (1)	4,271,587	5,650,696	5,908,317
Risk weighted assets included market risk	38,430,728	42,549,517	46,628,036

CAPITAL ADEQUACY (2)	11.12%	13.28%	12.67%

(1)	Technical capital is the sum of basic capital and additional capital.

(2)	Capital Adequacy is technical capital divided by risk weighted assets.
3. INCOME STATEMENT
BANCOLOMBIA’s net income amounted to Ps. 322.5 billion for the fourth quarter of 2007 and Ps. 1,087 billion for the year ended December 31, 2007, a 31.0% increase as compared to Ps. 829.5 billion pro forma figure for the year ended December 31, 2006,.

3.1.	Net Interest Income
Interest on loans amounted to Ps. 1,072 billion in the fourth quarter of 2007, increasing 10.3% compared to the third quarter of 2007 On a year over year basis, this represents an increase of 37.9% as compared to the Ps. 776,883 million at December 31, 2006. On the other hand, interests in investment securities reached Ps. 105,916 million for the fourth quarter of 2007, increasing 13.9% as compared to the previous quarter and decreasing 26.0% as compared to the fourth quarter of 2006, decreasing mostly because of the smaller size of the debt securities portfolio.

3.2.	Provisions
For the year ended December 31, 2007, provisions for loan and interest losses amounted to Ps. 708 billion, increasing 117.9% as compared to the year ended December 31, 2006. During the fourth quarter of 2007, provisions for loans and interest losses amounted to Ps. 258 billion, increasing 27.0% as compared to the third quarter of 2007.
Recoveries of provisions for foreclosed assets decreased 9.1% in the previous year from Ps. 90 billion.
Total net provisions for the year ended December 31, 2007 amounted to Ps. 597 billion, increasing 158.5% as compared to the pro forma figure for the year ended December 31, 2006. During the fourth quarter of 2007, Total net provisions amounted to Ps. 211 billion, increasing 9.3% as compared to the previous quarter.
3.2.1. Source of provisions charges variation
During 2007, the Bank made the necessary adjustments to fulfill the requirements established by Colombia’s Superintendency of Finance (the “SFC”) in terms of provision charges, which included:
•	The application of a new methodology when calculating provisions for commercial loans based on a reference model developed by the SFC.
•	Changes to the applicable allowance percentage formula for consumer loans, which increased these percentages for the loans classified as “A” and “B”.
•	The adjustment of the allowances of BANAGRICOLA, a Salvadorian subsidiary, to Colombia’s regulatory framework, causing additional non-recurrent provisions.
•	Changes in the methodology used to classify restructured commercial loans.
BANCOLOMBIA notes that 40% of the Bank’s current allowances are made upon loans classified as “A” which are performing loans. Additionally, the adjustment of BANAGRICOLA’s allowances generated non-recurrent charges that account for 10.8% of the net provisions for the year 2007 and represent 17.6% of the variation between the years 2007 and the pro forma figures for 2006.

3.3.	Fees and Income from Services
Net fees and income from services amounted to Ps. 1,170 billion during 2007, increasing 7.8% as compared to the pro forma figures as of December 2006, affected by the sale of Almacenar S.A., a former subsidiary, as the Bank did not have any income from warehouse services in 2007; services that represented 6.2% of the total fees and other service income for the year 2006.
In the fourth quarter of 2007, net fees and income from services amounted to Ps. 348,778 million, increasing 23.0% as compared to the previous quarter and 19.9% as compared to Ps. 290,987 million for the fourth quarter of 2006. The increase was mainly driven by higher banking services’ transactions along the fourth quarter of 2007.
BANCOLOMBIA’s accumulated unconsolidated credit card billing increased 35.3% during 2007, resulting in a 23.1% market share of the Colombian credit card business. In addition, the Bank’s number of outstanding credit cards increased 30.19%, resulting in a 16.6% market share at the end of 2007.

ACCUMULATED CREDIT CARD BILLING			%	2007
(Millions of pesos as of December 31, 2007)	December-06	December-07	Growth	Market Share
Bancolombia VISA	1,062,000	1,480,725	39.43%	7.70%
Bancolombia Mastercard	1,565,211	1,945,680	24.31%	10.12%
Bancolombia American Express	649,902	1,007,659	55.05%	5.24%
Total Bancolombia	3,277,113	4,434,064	35.30%	23.07%

Colombian Credit Card Market	15,924,066	19,218,507	20.69%
Source: Credibanco y Redeban multicolor

CREDIT CARD MARKET SHARE			%	2007
(Outstanding credit cards as of December 31, 2007)	December-06	December-07	Growth	Market Share
Bancolombia VISA	234,066	304,612	30.14%	5.80%
Bancolombia Mastercard	288,068	336,583	16.84%	6.41%
Bancolombia American Express	149,388	232,635	55.73%	4.43%
Total Bancolombia	671,522	873,830	30.13%	16.64%

Colombian Credit Card Market	4,538,203	5,251,549	15.72%
Source: Credibanco y Redeban multicolor

3.4.	Other Operating Income
Total other operating income amounted to Ps. 307.5 billion for the year ended December 31, 2007, increasing 16.5% as compared to the pro forma figures of 2006. During the fourth quarter of 2007, total other operating income amounted to Ps. 132.2 billion which represents an increase of 38.2% when compared to the third quarter’s figures.
Other operating income was driven by foreign currency forward contracts which had a dynamic year, especially in the Colombian Peso exchange market in which BANCOLOMBIA is a leader given its broad customer base and its contract size capacity.
Revenues from commercial subsidiaries presented a substantial increase as well, driven by the revenue generated by some minor acquisitions undertaken by LEASING BANCOLOMBIA S.A. on 2007 and by the organic growth presented on the rest of the Bank’s commercial subsidiaries.

3.5.	Operating expenses
Operating expenses increased 6.1% in the year ended December 31, 2007 as compared to the previous year. During the fourth quarter of 2007, operating expenses amounted to Ps. 582,026 million, increasing 9.5% over the third quarter of 2007 but decreasing 5.4% as compared to the pro forma figures for the fourth quarter of 2006.
Personnel expenses (the sum of salaries and employee benefits, bonus plan payment and compensation) implemented for the year 2007 increased 10.7% as compared to the pro forma for the year ended December 31, 2006. Administrative and other expenses increased 5.6% compared to 2006 on the same period, a lower rate of increase compared to the 11.2% increase in the previous year. This decline is the result of a stricter policy concerning expenses implemented in 2007.
BANCOLOMBIA’s ratio of operating expenses to net operating income improved for the year 2007 reaching 53.0%, a lower ratio than the 62.5% from 2006 pro forma figures. On a quarterly basis, the cost to income efficiency ratio reached 47.4%.
The Bank’s efficiency, measured as operating expenses over average total assets, was 4.8% for the year 2007, a decline as compared to the 5.06% from the pro forma figures for 2006.

PRINCIPAL RATIOS	Quarter			As of
	4Q 06(1)	3Q 07	4Q 07	Dec-06(2)	Dec-07(3)
PROFITABILITY	Pro forma			Pro forma
Net interest margin (4)	6.90%	6.99%	7.17%	5.54%	6.80%
Return on average total assets (5)	2.80%	2.70%	2.57%	1.92%	2.30%
Return on average shareholders’ equity (6)	29.26%	28.81%	25.99%	19.22%	24.41%

EFFICIENCY
Operating expenses to net operating income	63.20%	50.29%	47.44%	62.47%	53.01%
Operating expenses to average total assets (7)	5.99%	4.70%	4.80%	5.00%	4.82%

CAPITAL ADEQUACY
Shareholders’ equity to total assets	9.97%	9.79%	9.14%
Technical capital to risk weighted assets	11.12%	13.28%	12.67%

(1)	Calculated taking into account an average between the figures as of September 2006 and as of December 2006.

(2)	Calculated with the pro forma figures at the end of December 2006.

(3)	Calculated with the pro forma figures at the end of December 2007.

(4)	Net interest income divided by monthly average interest-earning assets.

(5)	Net income by monthly average assets.

(6)	Net income by monthly average shareholders’ equity.

(7)	Operating expenses divided by monthly average assets.

BALANCE SHEET
				Last
(Ps. Million)	Dec-06	Sep-07	Dec-07	Quarter	Annual
ASSETS
Cash and due from banks	2,421,256	2,846,131	3,618,619	27.14%	49.45%
Overnight funds sold	457,614	1,691,508	1,609,768	-4.83%	251.77%
Total cash and equivalents	2,878,870	4,537,639	5,228,387	15.22%	81.61%

Debt securities	7,003,946	5,173,644	5,596,051	8.16%	-20.10%
Trading	2,605,851	1,745,887	1,916,012	9.74%	-26.47%
Available for Sale	1,987,901	1,549,168	1,954,593	26.17%	-1.68%
Held to Maturity	2,410,194	1,878,589	1,725,446	-8.15%	-28.41%
Equity securities	231,577	235,401	253,747	7.79%	9.57%
Trading	61,640	77,272	93,125	20.52%	51.08%
Available for Sale	169,937	158,129	160,622	1.58%	-5.48%
Market value allowance	-77,756	-77,409	-75,547	-2.41%	-2.84%
Net investment securities	7,157,767	5,331,636	5,774,251	8.30%	-19.33%

Commercial loans	19,037,058	21,789,482	23,397,058	7.38%	22.90%
Consumer loans	5,052,289	6,189,229	6,593,211	6.53%	30.50%
Small business loans	113,252	116,344	129,900	11.65%	14.70%
Mortgage loans	2,449,679	3,017,151	2,883,628	-4.43%	17.71%
Finance lease	3,554,616	4,332,769	4,698,827	8.45%	32.19%
Allowance for loan losses	-999,076	-1,256,642	-1,457,151	15.96%	45.85%
Net total loans and financial leases	29,207,818	34,188,333	36,245,473	6.02%	24.10%

Accrued interest receivable on loans	293,166	400,825	431,863	7.74%	47.31%
Allowance for accrued interest losses	-14,340	-29,688	-33,303	12.18%	132.24%
Net total interest accrued	278,826	371,137	398,560	7.39%	42.94%

Customers’ acceptances and derivatives	169,514	178,461	196,001	9.83%	15.63%
Net accounts receivable	635,580	676,696	716,106	5.82%	12.67%
Net premises and equipment	883,327	806,688	855,818	6.09%	-3.11%
Foreclosed assets, net	43,400	27,893	32,294	15.78%	-25.59%
Prepaid expenses and deferred charges	77,063	133,953	137,901	2.95%	78.95%
Goodwill	731,019	917,025	977,095	6.55%	33.66%
Operating leases, net	168,268	414,959	488,333	17.68%	190.21%
Other	682,160	739,947	580,642	-21.53%	-14.88%
Reappraisal of assets	348,364	359,593	520,788	44.83%	49.50%

Total assets	43,261,976	48,683,960	52,151,649	7.12%	20.55%

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
DEPOSITS
Non-interest bearing	5,259,098	4,647,520	5,804,724	24.90%	10.37%
Checking accounts	4,774,698	4,168,714	5,300,864	27.16%	11.02%
Other	484,400	478,806	503,860	5.23%	4.02%

Interest bearing	23,267,085	25,994,283	28,569,426	9.91%	22.79%
Checking accounts	1,514,543	1,303,472	1,567,411	20.25%	3.49%
Time deposits	10,029,281	12,952,902	14,304,727	10.44%	42.63%
Savings deposits	11,723,261	11,737,909	12,697,288	8.17%	8.31%

Total deposits	28,526,183	30,641,803	34,374,150	12.18%	20.50%
Overnight funds	1,007,045	2,127,637	2,005,490	-5.74%	99.15%
Bank acceptances outstanding	64,030	52,378	55,208	5.40%	-13.78%
Interbank borrowings	2,137,051	1,170,339	1,506,611	28.73%	-29.50%
Borrowings from domestic development banks	2,559,492	3,270,537	3,344,635	2.27%	30.68%
Accounts payable	1,018,754	2,191,160	1,714,418	-21.76%	68.29%
Accrued interest payable	225,169	269,085	286,627	6.52%	27.29%
Other liabilities	485,501	479,070	503,433	5.09%	3.69%
Bonds	2,500,101	2,937,268	2,850,730	-2.95%	14.02%
Accrued expenses	191,017	606,235	218,860	-63.90%	14.58%
Minority interest in consolidated subsidiaries	232,952	171,029	92,217	-46.08%	-60.41%

Total liabilities	38,947,295	43,916,541	46,952,379	6.91%	20.55%

SHAREHOLDERS’ EQUITY
Subscribed and paid in capital	387,093	393,914	393,914	0.00%	1.76%
Retained earnings	3,339,644	3,789,802	4,082,419	7.72%	22.24%
Appropiated	2,510,156	3,025,375	2,995,496	-0.99%	19.34%
Unappropiated	829,488	764,427	1,086,923	42.19%	31.04%

Reappraisal and others	577,284	617,514	752,589	21.87%	30.37%
Gross unrealized gain or loss on debt securities	10,660	-33,811	-29,652	-12.30%	-378.16%

Total shareholder’s equity	4,314,681	4,767,419	5,199,270	9.06%	20.50%

			Pro forma
INCOME STATEMENT	Pro forma		Dec-06/				4Q 07/	4Q 07/
(Ps Millions)	Dec-06	Dec-07	Dec-07	4Q 06	3Q 07	4Q 07	3Q 07	4Q 06
Interest income and expenses
Interest on loans	2,806,206	3,707,751	32.13%	776,883	971,352	1,071,515	10.31%	37.92%
Interest on investment securities	337,533	416,644	23.44%	143,117	92,996	105,916	13.89%	-25.99%
Overnight funds	72,265	115,324	59.58%	21,488	29,540	29,316	-0.76%	36.43%
Leasing	384,194	570,689	48.54%	110,524	148,796	168,954	13.55%	52.87%
Total interest income	3,600,198	4,810,408	33.62%	1,052,012	1,242,684	1,375,701	10.70%	30.77%

Interest expense
Checking accounts	39,548	39,076	-1.19%	10,375	9,126	10,595	16.10%	2.12%
Time deposits	561,761	816,688	45.38%	153,643	219,594	250,289	13.98%	62.90%
Savings deposits	276,887	461,437	66.65%	82,871	119,021	129,902	9.14%	56.75%
Total interest on deposits	878,196	1,317,201	49.99%	246,889	347,741	390,786	12.38%	58.28%

Interbank borrowings	160,818	109,843	-31.70%	33,108	20,966	18,775	-10.45%	-43.29%
Borrowings from domestic development banks	188,217	274,484	45.83%	52,247	73,029	81,678	11.84%	56.33%
Overnight funds	100,876	131,127	29.99%	25,910	39,166	38,557	-1.55%	48.81%
Bonds	158,617	169,435	6.82%	44,911	45,705	58,553	28.11%	30.38%
Total interest expense	1,486,724	2,002,090	34.66%	403,065	526,607	588,349	11.72%	45.97%

Net interest income	2,113,474	2,808,318	32.88%	648,947	716,077	787,352	9.95%	21.33%
Provision for loan and accrued interest losses, net	(324,876)	(707,865)	117.89%	(46,406)	(203,047)	(257,857)	26.99%	455.65%
Recovery of charged-off loans	85,785	89,997	4.91%	25,155	24,222	24,525	1.25%	-2.50%
Provision for foreclosed assets and other assets	(81,444)	(60,531)	-25.68%	(23,694)	(22,963)	(6,810)	-70.34%	-71.26%
Recovery of provisions for foreclosed assets and other assets	89,535	81,364	-9.13%	24,221	9,079	29,423	224.08%	21.48%

Total net provisions	(231,000)	(597,035)	158.46%	(20,724)	(192,709)	(210,719)	9.35%	916.79%
Net interest income after provision for loans and accrued interest losses	1,882,474	2,211,283	17.47%	628,223	523,368	576,633	10.18%	-8.21%

Commissions from banking services and other services	225,463	324,352	43.86%	62,441	75,196	124,405	65.44%	99.24%
Electronic services and ATM fees	91,971	80,711	-12.24%	21,964	20,955	22,630	7.99%	3.03%
Branch network services	73,961	104,601	41.43%	23,942	25,869	28,006	8.26%	16.97%
Collections and payments fees	93,336	130,421	39.73%	27,800	32,937	36,925	12.11%	32.82%
Credit card merchant fees	16,909	39,191	131.78%	7,385	8,800	11,085	25.97%	50.10%
Credit and debit card annual fees	240,676	258,937	7.59%	59,080	66,000	73,192	10.90%	23.89%
Checking fees	60,923	67,438	10.69%	15,942	16,546	17,792	7.53%	11.60%
Warehouse services (2)	72,494	—	*	19,763	—	—	0.00%	*
Fiduciary activities	62,901	69,200	10.01%	18,598	17,161	19,244	12.14%	3.47%
Pension plan administration	89,135	82,453	-7.50%	22,634	20,912	20,274	-3.05%	-10.42%
Brokerage fees	74,378	62,493	-15.98%	21,215	12,539	20,005	59.54%	-5.70%
Check remittance	23,395	22,762	-2.71%	6,112	5,672	5,964	5.15%	-2.42%
International operations	37,173	43,643	17.41%	9,936	10,357	12,454	20.25%	25.34%
Fees and other service income	1,162,715	1,286,202	10.62%	316,812	312,944	391,976	25.25%	23.73%

Fees and other service expenses	(77,438)	(116,453)	50.38%	(25,825)	(29,395)	(43,198)	46.96%	67.27%
Total fees and income from services, net	1,085,277	1,169,749	7.78%	290,987	283,549	348,778	23.00%	19.86%

Other operating income
Net foreign exchange gains	49,644	27,584	-44.44%	(56,983)	100,996	13,313	-86.82%	123.36%
Forward contracts in foreign currency	48,358	141,930	193.50%	74,810	(40,634)	72,224	277.74%	-3.46%
Gains on sales of investments on equity securities	75,697	(15,034)	-119.86%	26,749	(101)	190	288.12%	-99.29%
Gains on sale of mortgage loan	14,371	7,304	-49.18%	14,371	857	6,447	652.28%	-55.14%
Dividend income	21,201	18,968	-10.53%	(430)	2,460	362	-85.28%	184.19%
Revenues from commercial subsidiaries	40,323	101,148	150.84%	9,100	22,854	34,779	52.18%	282.19%
Insurance income	(2,754)	8,013	390.96%	1,430	(676)	6,520	1064.50%	355.94%
Communication, postage, rent and others	17,000	17,572	3.36%	5,043	9,926	(1,628)	-116.40%	-132.28%
Total other operating income	263,840	307,485	16.54%	74,090	95,682	132,207	38.17%	78.44%

Total income	3,231,591	3,688,517	14.14%	993,300	902,599	1,057,618	17.17%	6.48%
Operating expenses
Salaries and employee benefits	785,593	835,150	6.31%	210,247	205,180	217,124	5.82%	3.27%
Bonus plan payments	58,705	84,226	43.47%	24,241	17,545	31,917	81.92%	31.67%
Compensation	7,731	23,463	203.49%	4,337	6,826	6,224	-8.82%	43.51%
Administrative and other expenses	1,013,960	1,071,139	5.64%	302,361	259,065	271,555	4.82%	-10.19%
Deposit security, net	67,978	49,113	-27.75%	18,443	12,515	12,282	-1.86%	-33.41%
Donation expenses	24,556	15,375	-37.39%	23,168	601	12,980	2059.73%	-43.97%
Depreciation	116,060	122,835	5.84%	32,616	29,695	29,944	0.84%	-8.19%
Total operating expenses	2,074,583	2,201,301	6.11%	615,413	531,427	582,026	9.52%	-5.43%

Net operating income	1,157,008	1,487,216	28.54%	377,887	371,172	475,592	28.13%	25.86%
Merger expenses	35,779	—	*	9,476	—	—	0.00%	*
Goodwill amortization (1)	52,746	70,411	33.49%	16,005	19,399	19,695	1.53%	23.06%
Non-operating income (expense) Other income	139,074	126,796	-8.83%	(30,216)	37,003	25,636	-30.72%	184.84%
Minority interest	(41,339)	(13,246)	-67.96%	4,124	(2,174)	12,826	689.97%	211.01%
Other expense	(117,095)	(81,549)	-30.36%	21,945	(20,862)	(34,641)	66.05%	-257.85%
Total non-operating income	(19,360)	32,001	265.29%	(4,147)	13,967	3,821	-72.64%	192.14%
Income before income taxes	1,049,123	1,448,806	38.10%	348,259	365,740	459,718	25.70%	32.00%
Income tax expense	(219,635)	(361,883)	64.77%	(49,432)	(49,007)	(137,222)	180.00%	177.60%

Net income	829,488	1,086,923	31.04%	298,827	316,733	322,496	1.82%	7.92%

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: March 10, 2008	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Finance